Exhibit 99.2

On December 16, 2013, AerCap entered into a definitive share purchase agreement (the “Purchase Agreement”) with American International Group, Inc. (“AIG”) pursuant to which AerCap will acquire (the “Acquisition”), through a wholly-owned subsidiary, 100% of the common stock of International Lease Finance Corporation (“ILFC”), a wholly-owned subsidiary of AIG. Following the Acquisition, we intend to effect a reorganization of ILFC’s corporate structure and assets, pursuant to which ILFC will transfer its assets substantially as an entirety to the U.S. Issuer, and the U.S. Issuer will assume substantially all the liabilities of ILFC, including liabilities in respect of ILFC’s outstanding notes. We refer to the Acquisition and the related transactions, including the issuance of the notes offered hereby and the intended reorganization, collectively as the “Transactions.” The Transactions are more fully described below under “The Transactions.”

Pro forma combined financial information in this offering memorandum, and the phrase “on a pro forma basis,” give pro forma effect to the Transactions as if they had occurred on January 1, 2013, for income statement purposes, and March 31, 2014, for balance sheet purposes. See “Summary historical and unaudited pro forma combined financial information—Summary unaudited pro forma combined financial information” and “Unaudited pro forma combined financial information.” Unless otherwise indicated or unless the context otherwise requires, all information in this offering memorandum is on a pro forma basis.

For purposes of this offering memorandum, unless otherwise indicated or the context otherwise requires, the terms:

●	“AerCap” refers to AerCap Holdings N.V. and its subsidiaries prior to the Acquisition;

●	“ILFC” refers to International Lease Finance Corporation and its subsidiaries;

●	“we,” “us,” “our,” the “AerCap Group” and the “combined company” refer to AerCap and its subsidiaries, including ILFC, after giving effect to the Transactions;

●	“Irish Issuer” refers to AerCap Ireland Capital Limited, our wholly-owned subsidiary and co-issuer of the notes;

●	“U.S. Issuer” refers to AerCap Global Aviation Trust, our wholly-owned subsidiary and co-issuer of the notes; and

●	“Issuers” refers to the Irish Issuer and the U.S. Issuer together.

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Business

GENERAL

We are the world’s largest independent aircraft leasing company. Aircraft leasing is a high growth sector of the growing aviation industry. We focus on acquiring in-demand aircraft at attractive prices, funding them efficiently, hedging interest rate risk conservatively and using our platform to deploy those assets with the objective of delivering superior risk adjusted returns.

We maintain a diverse fleet, with a focus on in-production aircraft with large user bases among the world’s airlines. As of March 31, 2014, we owned approximately $37 billion of flight equipment, on a pro forma basis. By applying our expertise through an integrated business model, we are able to identify and execute on a broad range of market opportunities. We generated total revenues of approximately $5.4 billion and $1.4 billion and Adjusted EBITDA of approximately $4.9 billion and $1.3 billion for the fiscal year ended December 31, 2013 and the three months ended March 31, 2014, respectively, in each case on a pro forma basis. For a discussion of how we calculate Adjusted EBITDA, see “Non-GAAP and other financial measures—Adjusted EBITDA.”

We operate our business on a global basis, providing aircraft to customers in every major geographical region. A diverse portfolio of customers and geographical regions and the sequencing of lease maturities enable us to effectively manage potential concentration risk. At December 31, 2013, none of our lessees generated more than 10% of lease revenues. We have the largest portfolio of any independent aircraft leasing company, with 1,167 owned aircraft, 134 managed aircraft and 363 new aircraft on order as of March 31, 2014. We have placed over half of the aircraft in our order book scheduled to be delivered through 2018 with our lessees. As of March 31, 2014, 1,155 out of the 1,167 owned aircraft were on lease to 198 customers located in 90 countries.

We seek to maximize returns on investments by managing financing costs, aircraft lease rates, time off-lease and maintenance costs, and by carefully timing the sale of aircraft assets. We have the infrastructure, expertise and resources to execute a large number of diverse aircraft transactions in a variety of market conditions.

We have a team of dedicated asset trading professionals to actively market and manage our portfolio through the acquisition and sale of aircraft. This has resulted in what we consider to be an appropriate concentration of widebody and narrowbody aircraft and diverse aircraft types. During the year ended December 31, 2013, we executed 76 aircraft purchases and 43 aircraft sales. During the three months ended March 31, 2014, we executed seven aircraft purchases and three aircraft sales, and on April 22, 2014, AerCap completed the sale of Genesis Funding Limited (“Genesis”), an aircraft securitization vehicle with a portfolio of 37 aircraft.

We purchase new and used aircraft directly from aircraft manufacturers, airlines, financial investors and other aircraft leasing and finance companies, often in large quantities to take advantage of volume discounts. As of March 31, 2014, our order book comprised 363 new aircraft on order including orders from Airbus, Boeing and Embraer. The combined forward new order book with these manufacturers is the largest worldwide amongst leasing companies. As of March 31, 2014, the weighted average age of our owned portfolio, weighted by the net book value of such portfolio, was approximately 8.2 years. As of March 31, 2014, all aircraft on order for 2014 were placed. For our aircraft on order for the years 2015 through 2018, the following number of our aircraft on order are currently under lease or in the letter of intent stage: 42 of 50 for 2015; 40 of 46 for 2016; 35 of 65 for 2017; and 25 of 70 for 2018.

We believe our size and global scale provide distinct competitive advantages that, among other things, help us obtain favorable delivery dates and terms from manufacturers and access capital from a variety of sources with competitive pricing and terms. In addition, our strong customer and manufacturer relationships permit us to quickly identify opportunities to re-market aircraft as leases mature and to influence new aircraft designs.

OUR STRENGTHS

Significant Scale with Industry-Leading Profitability and Cash Flow Generation.  As of March 31, 2014, we owned approximately $37 billion of flight equipment, on a pro forma basis. The quality of our portfolio and high aircraft utilization rates enabled us to generate total revenue of approximately $5.4 billion, of which approximately $5.1 billion was leasing revenue, and Adjusted EBITDA of approximately $4.9 billion for the fiscal year ended December 31, 2013 and total revenue of $1.4 billion, of which approximately $1.3 billion was leasing revenue, and Adjusted EBITDA of approximately $1.3 billion for the three months ended March 31, 2014, in each case on a pro forma basis. Adjusted Net Income was approximately $1.1 billion and $0.3 billion for the fiscal year ended December 31, 2013 and the three months ended March 31, 2014, respectively, in each case on a pro forma basis. For a discussion of how we calculate Adjusted Net Income, see “Non-GAAP and other financial measures—Adjusted Net Income.”

We believe the size of our portfolio and our scale provides us with important competitive advantages, including the ability to:

●	enter into large, sophisticated and strategic aircraft transactions with our customers;

●	obtain favorable delivery dates and terms from manufacturers;

●	influence airframe manufacturers on a variety of matters, including the design of aircraft;

●	maintain a diversified aircraft portfolio;

●	access multiple sources of capital with attractive pricing and terms; and

●	diversify our customer base and geographic exposure.

Diverse Portfolio of In-Demand Aircraft.  As of March 31, 2014, over 85% of our owned aircraft portfolio by current market value consists of Airbus A320 family, Airbus A330, Boeing 737NG and Boeing 777 aircraft. As of March 31, 2014, we owned 1,167 aircraft and managed 134 aircraft, making us the largest independent aircraft lessor globally. The weighted average age of our owned aircraft fleet, weighted by the net book value of such fleet, was approximately 8.2 years as of March 31, 2014. Additionally, as of March 31, 2014, we had 363 new aircraft on order. New aircraft deliveries from our direct orders with manufacturers and our purchase and leaseback arrangements with airlines will help us create a more modern, technologically-advanced and fuel-efficient portfolio. We have the largest number of next generation Airbus and Boeing aircraft ordered among aircraft lessors, according to ICF SH&E’s Airport Schedule and Report, including 155 Airbus A320neo family aircraft, 29 Airbus A350s, 74 Boeing 787s and two Airbus A330s as of March 31, 2014. We are also adding Embraer E-Jet family aircraft to our fleet (with commitments to purchase 50 aircraft) and, as of March 31, 2014, have commitments to purchase 47 current generation Boeing 737-800 aircraft and six current generation Airbus A321 aircraft. For further information regarding our contractual commitments for the purchase of flight equipment, please refer to the table setting forth our contractual obligations on page 179. Our orders with Airbus, Boeing and Embraer will provide us with significant fleet growth in high-demand, fuel-efficient aircraft over the next decade and represent a significant leadership position in such aircraft types as the highly anticipated Airbus A320neo family and Boeing 787 aircraft deliveries. We have the largest order position for the Boeing 787 and the largest order position among aircraft leasing companies for the Airbus A320neo family aircraft according to reports currently available on the Boeing and Airbus websites. We will also be the first aircraft leasing company to offer the Airbus A320neo family aircraft for lease, with 155 of such aircraft on order and with the initial delivery scheduled for 2015. We believe these aircraft will provide significant value and strong returns on investment and that our prime delivery dates for so many high-demand aircraft will provide us with a competitive advantage by further strengthening our reputation and prominence with customers.

The following table sets forth the type and number of aircraft we owned and managed as of March 31, 2014, after giving effect to the Transactions:

Aircraft type	Number of aircraft
A319	146
A320	253
A321	96
A330	122
B737 NG	302
B767	49
B777	71
B787	5
Others	123
Owned Aircraft	1,167
Managed Aircraft	134
Total	1,301

Diversified Customer Base with Close Relationships and Global Presence.  As of March 31, 2014, we leased our owned and managed aircraft to 216 customers located in 93 countries. In the fiscal year ended December 31, 2013, none of our lessees generated more than 10% of our revenues. Our top five lessees are Air France, Emirates, American Airlines, China Southern and Virgin Atlantic. Our extensive experience, global reach and operating capabilities allow us to rapidly complete numerous aircraft transactions.

Our close customer relationships and market knowledge enable us to identify opportunities to re-market aircraft before leases mature. We also gain valuable insight and knowledge of the airline industry and market trends from our customers, enabling us to better anticipate new opportunities and mitigate adverse trends. Our established customer relationships also allow us to secure large and strategic aircraft transactions, including large sale-leaseback transactions, and to play an important role in our customers’ fleet initiatives. Our large and diverse global customer base helps mitigate the risk that we will be disproportionately affected by adverse regional economic conditions.

Extensive Airframe and Engine Manufacturer Relationships.  We were the largest customer of Airbus and the largest lessor customer of Boeing measured by deliveries of aircraft in 2013. We also recently finalized our first aircraft order from Embraer. We believe we are one of the largest purchasers of engines from each of CFM International, GE Aviation, International Aero Engines, Pratt & Whitney and Rolls-Royce. These extensive manufacturer relationships and the scale of our business enable us to place large orders with favorable terms and conditions, including pricing and delivery terms, and have allowed us to become the largest lessor purchaser of next generation aircraft, including the Airbus A320neo family aircraft, Boeing 787 and Embraer E-Jets E2 aircraft. Our independence from airframe and engine manufacturers allows us to focus on providing the best products with the most market appeal regardless of manufacturer. In addition, we believe our strategic relationships with manufacturers and market knowledge allow us to influence new aircraft designs, which gives us increased confidence in our airframe and engine selections.

Successful Record of Active Portfolio Management.  We use our strong portfolio management capabilities to profitably manage aircraft throughout their lifecycle. Our dedicated portfolio management team consists of marketing, credit, financial, engineering, technical and legal professionals who analyze demand in the market and the risks and financial returns of potential transactions. The team then quickly executes on identified opportunities in order to generate accretive returns on our aircraft investments and minimize the time that our aircraft are not generating revenue. By executing our leasing strategy, we have placed all of the aircraft in our order book that are currently scheduled to be delivered before December 31, 2014 and over half of the aircraft scheduled to deliver before December 31, 2018 with our lessees. As of March 31, 2014, our operating lease portfolio included nine aircraft not subject to assigned lease agreement or a signed letter of intent. As of April 25, 2014, one of these nine aircraft was subsequently sold, one aircraft was parted-out, and the remaining seven aircraft may be parted-out or sold. As of April 25, 2014, 12 aircraft subject to leases that are set to expire in 2014 and 96 aircraft subject to lease that are subject to expire in 2015 remain to be leased (excluding aircraft subject to signed letters of intent and aircraft which may be parted-out or sold). We also pursue an active sales strategy to continually optimize our portfolio. During the 2013 year, we sold 43 aircraft. During the three months ended March 31, 2014, we sold three aircraft, and on April 22, 2014, AerCap completed the sale of Genesis, an aircraft securitization vehicle with a portfolio of 37 aircraft.

Long-Term and Robust Funding Sources and Conservative Capital Structure.  We have the ability to access a broad range of liquidity sources globally. Upon consummation of the Acquisition, we expect to have approximately $4 billion of borrowings available under our revolving credit facilities, subject to certain conditions, including compliance with certain financial covenants. Our scale and operating history provide us with access to significant amounts of funding, including unsecured debt, from various sources on competitive terms. We believe our existing sources of liquidity, including anticipated cash flows from operations, will be sufficient to cover 120% of our debt maturities and capital expenditures over the next 12 months. We employ a conservative funding strategy, which has helped us reduce our leverage and interest costs and stagger our debt maturities. As of March 31, 2014, our Adjusted Debt to Equity Ratio was approximately 4.4 to 1.0. For a discussion of how we calculate our Adjusted Debt to Equity Ratio, see “Non-GAAP and other financial measures—Adjusted Debt to Equity Ratio.” We employ a low risk tolerance interest rate hedging policy, including the use of interest rate caps, swaps and fixed rate financing. Our significant number of unencumbered aircraft provides us with meaningful operational and capital structure flexibility. Our financial flexibility together with our broad access to capital also provides us with the ability to take advantage of new business opportunities, such as aircraft acquisitions. For the fiscal year ended December 31, 2013, AerCap’s average cost of debt (excluding the effect of mark-to-market movements and charges from the early repayment of secured loans) was 3.9%. ILFC’s weighted average effective cost of borrowing (which excludes the effect of amortization of deferred debt issue costs) was 5.9% as of December 31, 2013.

Ability to Maximize the Value of Aircraft and Engines.  Through our wholly owned subsidiary, AeroTurbine, we provide engine leasing; certified aircraft engines, airframes and engine parts; and supply chain solutions, and we possess the capabilities to disassemble aircraft and engines into parts. These capabilities allow us to maximize the value of our aircraft and engines across their complete life cycle. The ability to provide these services also distinguishes us from our competitors by providing our customers an integrated value proposition as they transition out aging aircraft. AeroTurbine has market insight and recurring customer relationships, which are strengths that can be leveraged for growth in the engine and parts business.

Top-Class Management Team.  Our management team has expertise in all aspects of our business including aircraft and engine leasing, trading, technical management, financing and risk management across a broad range of aircraft and industry economic cycles. We leverage our geographical reach, diverse aircraft portfolio and success in remarketing our aircraft to identify and execute on a broad range of market opportunities to generate attractive returns for our investors. We maintain close relationships with senior management at our lessees, our trading partners and the manufacturers to ensure that we proactively respond to and have a role in influencing the industry where appropriate.

OUR STRATEGIES

Manage the Profitability of our Aircraft Portfolio by selectively:

●	purchasing aircraft directly from manufacturers;

●	entering into sale-leaseback transactions with aircraft operators;

●	using our global customer relationships to obtain favorable lease terms for aircraft and maximizing aircraft utilization;

●	maintaining diverse sources of global funding;

●	optimizing our portfolio by selling select aircraft; and

●	providing management services to securitization vehicles, our joint ventures and other aircraft owners at limited incremental cost to us.

Our ability to profitably manage aircraft throughout their lifecycle depends in part on our ability to successfully source acquisition opportunities of new and used aircraft at favorable prices, as well as secure long-term funding for such acquisitions, lease aircraft at profitable rates, minimize downtime between leases and associated technical expenses and opportunistically sell aircraft.

Efficiently Manage our Liquidity.  As of March 31, 2014, on a pro forma basis, we had approximately $2 billion in unrestricted cash and cash equivalents available for use in our operations, and had access to approximately $4 billion of available borrowings under our revolving credit facilities, subject to certain conditions, including compliance with certain financial covenants. We have signed agreements to ensure the continuity of availability of liquidity, including an agreement to replace ILFC’s $2.3 billion senior unsecured revolving credit facility with a new $2.75 billion four-year unsecured revolving credit facility and executing an agreement with AIG under which it will provide us with a new five-year $1.0 billion senior unsecured revolving credit facility, each to be effective upon the closing of the Acquisition, subject in each case to customary borrowing conditions. In connection with the foregoing, AerCap’s existing $290 million unsecured revolving credit facility will be terminated. We strive to maintain a diverse financing strategy, both in terms of capital providers and structure, through the use of note issuances, bank debt, securitization structures, term loans and export/import financings, including Export Credit Agency guaranteed loans, in order to maximize our financial flexibility. We also leverage our long-standing relationships with the major aircraft financers and lenders to secure access to capital. In addition, we attempt to maximize the cash flows and continue to pursue the sale of aircraft to generate additional cash flows.

Expand Our Aircraft Portfolio.  We intend to grow our portfolio of aircraft through new aircraft purchases, sale-leasebacks, airline refleetings, acquisitions and other opportunistic transactions that increase our aircraft portfolio. As of March 31, 2014, we have 363 new aircraft on order with manufacturers and airlines. We have the fourth largest aircraft manufacturer backlog worldwide, and the largest among operating lessors. We have unique relationships with aircraft manufacturers, and we will use these relationships to continue to pursue opportunities for growth. We will rely on our experienced team of portfolio management professionals to identify and purchase additional assets that we believe are being sold at attractive prices or that we believe will increase in demand and value. In addition, we intend to continue to rebalance our aircraft portfolio through acquisitions and sales to achieve the appropriate mix of aviation assets by age and type to meet our customers’ needs.

Maintain a Diversified and Satisfied Customer Base.  As of March 31, 2014, we leased our owned and managed aircraft to 216 customers located in 93 countries. We monitor our exposure concentrations by both lessee and country jurisdiction and intend to maintain a well-diversified customer base. Equally, we monitor our exposure in terms of fleet percentage provided to individual customers to minimize our customer risk. We believe we offer a quality product, both in terms of assets and customer service, to all of our customers. We have successfully worked with many airlines to find mutually beneficial solutions to their operational and financial challenges. We believe we maintain excellent relations with our customers. We have been able to achieve a high utilization rate on our aircraft assets as a result of our customer reach and quality product offering and strong portfolio management capabilities.

ILFC Integration.  Upon completion of the Acquisition, we will focus on integration in the short term while maintaining the efficiency of our operations in order to achieve our operational, financial and strategic objectives. We plan to continue to execute our business strategy described above with modifications as deemed appropriate.

HISTORY

AerCap

AerCap’s history can be traced back to 1995. Since then, it has undergone many transformational changes as it seeks to achieve strategic objectives. AerCap Holdings N.V., the Parent Guarantor, was incorporated in the Netherlands with registered number 34251954 on July 10, 2006 as a public limited company under the Netherlands Civil Code, and on November 27, 2006, it completed an initial public offering of 26.1 million ordinary shares. Most recently, on December 16, 2013, AerCap announced that it had entered into the Purchase Agreement, pursuant to which it will acquire ILFC from AIG.

The Parent Guarantor’s corporate seat is at Amsterdam, and its principal place of business is at AerCap House, Stationsplein 965, 1117 CE Schiphol, the Netherlands (telephone number +31 20 655 9655). The Parent Guarantor’s ordinary shares are listed on the New York Stock Exchange. Its headquarters are in the Netherlands, with offices in Ireland, the United States, China, Singapore and the United Arab Emirates. The Parent Guarantor is the ultimate parent company of the Issuers and the other guarantors.

ILFC

ILFC was founded in 1973 and remained an independent company until it was acquired by AIG in 1990. While a wholly-owned subsidiary of AIG, ILFC maintained its independently recognized brand name, operated outside of AIG’s core insurance operations and remained focused on its aircraft leasing business. In addition to its primary leasing activities, ILFC provides fleet management services for aircraft portfolios for a management fee. It also provides engine leasing, certified aircraft engines, airframes and engine parts, and supply chain solutions through AeroTurbine, Inc., which it acquired from AerCap in 2011. ILFC has 40 years of operating history and operates its business principally from offices in Los Angeles, Miami, Amsterdam, Dublin, Seattle and Singapore.

CERTAIN INFORMATION ABOUT THE ISSUERS

Irish issuer

AerCap Ireland Capital Limited, the Irish Issuer, was incorporated in Ireland with registered number 535682 on November 22, 2013 as a private limited company under the Companies Acts 1963 to 2013. The registered office of the Irish Issuer is at 4450 Atlantic Avenue, Westpark, Shannon, Co. Clare, Ireland (telephone number +353 61 723600).

The authorized share capital of the Irish Issuer is $100,000 divided into 100,000 shares of $1 each. One share has been issued and is held by AerCap Ireland Limited. AerCap Ireland Limited is a wholly-owned indirect subsidiary of the Parent Guarantor. The primary purpose of the Irish Issuer is to obtain financing, including issuing the notes offered hereby.

The directors of the Irish Issuer are:

Name	Principal activities outside the Irish Issuer
Thomas Kelly	Chief Executive Officer of AerCap Ireland Limited
Lourda Moloney	Chief Servicing and Investments Officer of AerCap Ireland Limited
Patrick Treacy	Chief Insurance Officer of AerCap Ireland Limited

The directors may be contacted at the registered office of the Irish Issuer. We believe that there are currently no conflicts of interest between the duties owed by the directors of the Irish Issuer and their respective private interests.

U.S. Issuer

AerCap Global Aviation Trust, the U.S. Issuer, is a statutory trust formed on February 5, 2014 with registration number 5477349 under the Delaware Statutory Trust Act, 12 Del. C.§§ 3801 et.seq. (the “Delaware Act”), pursuant to a trust agreement between the Irish Issuer and Wilmington Trust, National Association, as the Delaware Trustee. The principal office of the U.S. Issuer is at 4450 Atlantic Avenue, Westpark, Shannon, Co. Clare, Ireland (telephone number +353 61 723600).

The Irish Issuer is the beneficial owner of the ownership interest in the U.S. Issuer and has the sole power to manage and conduct the business of the U.S. Issuer. The business and purpose of the U.S. Issuer will be to engage in any businesses or activities that may be engaged in by a statutory trust formed under the Delaware Act, as such activities may be approved from time to time by its regular trustee, including issuing the notes offered hereby.

The authorized officers of the U.S. Issuer are:

Name	Principal activities outside the U.S. Issuer
Thomas Kelly	Chief Executive Officer of AerCap Ireland Limited
Lourda Moloney	Chief Servicing and Investments Officer of AerCap Ireland Limited
Ian Sutton	Chief Financial Officer of AerCap Ireland Limited
Patrick Treacy	Chief Insurance Officer of AerCap Ireland Limited

The officers may be contacted at the registered office of the U.S. Issuer. We believe that there are currently no conflicts of interest between the duties owed by the officers of the U.S. Issuer and their respective private interests.

PROPERTIES

Aircraft portfolio

Our aircraft portfolio consists primarily of diverse aircraft with large user bases. As of March 31, 2014, we had the largest portfolio of any independent aircraft leasing company, with 1,167 owned aircraft, 134 managed aircraft and 363 new aircraft on order. The weighted average age of our owned aircraft fleet, weighted by the net book value of such fleet, was approximately 8.2 years as of March 31, 2014. We operate our aircraft business on a global basis, and as of March 31, 2014, we lease our owned and managed aircraft to 216 customers located in 93 countries.

The Transactions will bring together two attractive portfolios of aircraft. Over 85% of the fleet by current market value will consist of A320, A330, Boeing 737NG and Boeing 777 family aircraft, which are the most widely used aircraft types in the world. The combined company will also have an attractive order book with attractive aircraft types and favorable pricing and delivery dates.

The following table provides details regarding our aircraft portfolio by type of aircraft as of March 31, 2014, after giving effect to the Transactions.

Aircraft type	Number of aircraft
A319	146
A320	253
A321	96
A330	122
B737 NG	302
B767	49
B777	71
B787	5
Others	123
Owned Aircraft	1,167
Managed Aircraft	134
Total	1,301

Aircraft on order

The aircraft we have on order are among the most modern, fuel-efficient models. We have the largest order position for the Boeing 787 and the largest order position among aircraft leasing companies for the Airbus A320neo family, according to reports currently available on Boeing and Airbus websites. We also have a large order position for the Airbus A350XWB, and we are the first lessor to offer the Embraer E-Jets E2 aircraft. As of March 31, 2014, we had 363 new aircraft on order.

The following table provides details regarding our aircraft on order as of March 31, 2014, after giving effect to the Transactions.

Aircraft type	2014 - 2018	Thereafter	Total
A320neo/A321neo	105	50	155
A321-200	6	—	6
A330	2	—	2
A350XWB-900	29	—	29
B737-800	47	—	47
B787-8/-9	70	4	74
E190/E195 E2	5	45	50
Total	264	99	363

Aircraft acquisitions and dispositions

We purchase new and used aircraft directly from aircraft manufacturers, airlines, financial investors and other aircraft leasing and finance companies. The aircraft we purchase are both on-lease and off-lease, depending on market conditions and the composition of our portfolio. We believe there are additional opportunities to purchase aircraft at attractive prices from investors in aircraft assets who lack the infrastructure to manage their aircraft throughout their lifecycle. The buyers of our aircraft include airlines, financial investors and other aircraft leasing companies. We primarily acquire aircraft at attractive prices in three ways: by purchasing large quantities of aircraft directly from manufacturers to take advantage of volume discounts, by purchasing portfolios consisting of aircraft of varying types and ages, and by entering into large purchase and leaseback transactions with airlines. In addition, we also opportunistically purchase individual aircraft that we believe are being sold at attractive prices, or that we expect will increase in demand or residual value. Through our airline marketing team, which is in frequent contact with airlines worldwide, we are also able to identify further attractive acquisition and disposition opportunities. We sell our aircraft when we believe the market price for the type of aircraft has reached its peak, or to rebalance the composition of our portfolio to meet changing customer demands.

Our dedicated portfolio management group consists of marketing, financial, engineering, technical and credit professionals. Prior to a purchase, this group analyzes the aircraft’s price, fit in our portfolio, specification/configuration, maintenance history and condition, the existing lease terms, financial condition and creditworthiness of the existing lessee, the jurisdiction of the lessee, industry trends, financing arrangements and the aircraft’s redeployment potential and value, among other factors. During the year ended December 31, 2013, we executed 76 aircraft purchases and 43 aircraft sales. During the three months ended March 31, 2014, we executed seven aircraft purchases and three aircraft sales, and on April 22, 2014, AerCap completed the sale of Genesis, an aircraft securitization vehicle with a portfolio of 37 aircraft.

Aircraft leases and transactions

Over the life of the aircraft, we seek to increase the returns on our investments by managing our aircraft’s lease rates, time off-lease, financing costs and maintenance costs, and by carefully timing their sale. We lease most of our aircraft to airlines under operating leases. Under an operating lease, the lessee is responsible for the maintenance and servicing of the equipment during the lease term and the lessor receives the benefit, and assumes the risk, of the residual value of the equipment at the end of the lease. Rather than purchase their aircraft, many airlines operate their aircraft under operating leases because operating leases reduce their capital requirements and costs and allow them to manage their fleet more efficiently. Over the past 20 years, the world’s airlines have increasingly turned to operating leases to meet their aircraft needs.

Our current operating aircraft leases have initial terms ranging in length from approximately one year to 15 years. By varying our lease terms, we mitigate the effects of changes in cyclical market conditions at the time aircraft become eligible for re-lease. In periods of strong aircraft demand, we seek to enter into medium and long-term leases to lock-in the generally higher market lease rates during those periods, while in periods of low aircraft demand we seek to enter into short-term leases to mitigate the effects of the generally lower market lease rates during those periods. In addition, we generally seek to reduce our leasing transition costs by entering into lease extensions rather than taking re-delivery of the aircraft and leasing it to a new customer. The terms of our lease extensions reflect the market conditions at the time the lease extension is signed and typically contain different terms from the original lease.

Upon expiration of an operating lease, we extend the lease term, take redelivery of the aircraft, remarket and re-lease it to new lessees or sell the aircraft. Typically, we re-lease our leased aircraft well in advance of the expiration of the then current lease and deliver the aircraft to a new lessee in less than two months following redelivery by the prior lessee. During the period in which an aircraft is in between leases, we typically perform routine inspections and the maintenance necessary to place the aircraft in the required condition for delivery and, in some cases, make modifications requested by our next lessee.

Our extensive experience, global reach and operating capabilities allow us to rapidly complete numerous aircraft transactions, which enables us to increase the returns on our aircraft investments and reduce the time that our aircraft are not generating revenue for us.

Leases of new aircraft generally have longer terms than used aircraft that are re-leased. In addition, leases of more expensive aircraft generally have longer lease terms than less expensive aircraft. Lease terms for owned aircraft tend to be longer than for managed aircraft because the average age of our owned fleet is lower than that of our managed fleet.

Before making any decision to lease an aircraft, we perform a review of the prospective lessee, which generally includes reviewing financial statements, business plans, cash flow projections, maintenance records, operational performance histories, hedging arrangements for fuel, foreign currency and interest rates and relevant regulatory approvals and documentation. We also perform on-site credit reviews for new lessees, which typically includes extensive discussions with the prospective lessee’s management before we enter into a new lease. Depending on the credit quality and financial condition of the lessee, we may require the lessee to obtain guarantees or other financial support from an acceptable financial institution or other third parties.

We typically require our lessees to provide a security deposit for their performance under their leases, including the return of the aircraft in the specified maintenance condition at the expiration of the lease.

All of our lessees are responsible for their maintenance costs during the lease term. Based on the credit quality of the lessee, we require some of our lessees to pay supplemental maintenance rent to cover scheduled major component maintenance costs. If a lessee pays the supplemental maintenance rent, we reimburse them for their maintenance costs up to the amount of their supplemental maintenance rent payments. Under the terms of our leases, at lease expiration, to the extent that a lessee has paid us more supplemental maintenance rent than we have reimbursed them for their maintenance costs, we retain the excess rent. In most lease contracts not requiring the payment of supplemental rents, the lessee is required to redeliver the aircraft in a similar maintenance condition as when accepted under the lease. To the extent that the redelivery condition is different from the acceptance condition, there is normally an end of lease compensation adjustment for the difference at re-delivery. Whether a lessee pays supplemental maintenance rent or not, we usually agree to compensate a lessee for scheduled maintenance on airframe and engines related to the prior utilization of the aircraft. For this prior utilization, we have normally received cash compensation from prior lessees of the aircraft, which was recognized as income at the end of the prior lease.

In all cases, we require the lessee to reimburse us for any costs we incur if the aircraft is not in the required condition upon redelivery. All of our leases contain extensive provisions regarding our remedies and rights in the event of a default by the lessee, and also include specific provisions regarding the required condition of the aircraft upon its redelivery.

Our lessees are also responsible for compliance with all applicable laws and regulations governing the leased aircraft and all related costs. We require our lessees to comply with the FAA, EASA or their foreign equivalent standards.

During the term of our leases, some of our lessees have experienced financial difficulties, resulting in the need to restructure their leases. Generally, our restructurings have involved a number of possible changes to the lease’s terms, including the voluntary termination of leases prior to their scheduled expiration, the arrangement of subleases from the primary lessee to a sublessee, the rescheduling of lease payments and the exchange of lease payments for other consideration, including convertible bonds, warrants, shares and promissory notes. We generally seek to receive these and other marketable securities from our restructured leases, rather than deferred receivables. In some cases, we have been required to repossess a leased aircraft and, in those cases, we have usually exported the aircraft from the lessee’s jurisdiction to prepare it for remarketing. In the majority of these situations, we have obtained the lessee’s cooperation and the return and export of the aircraft was completed without significant delay, generally within two months. In some situations, however, our lessees have not cooperated in returning aircraft and we have been required to take legal action. In connection with the repossession of an aircraft, we may be required to settle claims on the aircraft or to which the lessee is subject, including outstanding liens on the repossessed aircraft.

Our top five lessees are Air France, Emirates, American Airlines, China Southern and Virgin Atlantic. We lease our aircraft to lessees located in numerous and diverse geographical regions and have focused our leasing efforts on the fast growing Asia/Pacific market. The following table sets forth the percentage of our total lease revenue by country of lessee in which we lease our owned aircraft for the year ended December 31, 2013, after giving effect to the Transactions.

Region	2013 % Lease revenue
Europe	34%
North America/Caribbean	11%
Latin America	8%
Middle East/Africa	11%
Asia/Pacific/Russia	36%
100%

Only one country, China (including Hong Kong and Macau), represented more than 10% of our total lease revenue in the fiscal year ended December 31, 2013, based on each airline’s principal place of business, at approximately 15% of our total lease revenue. None of our individual customers accounted for more than 10% of our total lease revenue.

Financing

Our management analyzes sources of financing based on the pricing and other terms and conditions in order to optimize the return on our investments. We have the ability to access a broad range of liquidity sources globally. We have in place undrawn lines of liquidity in the form of our unsecured revolving credit facilities and our non-recourse “warehouse” facility, which enable us to deploy capital rapidly to accretive purchasing opportunities that arise in the market. On a pro forma basis, as of March 31, 2014, we would have had approximately $4 billion of borrowings available under our revolving credit facilities, subject to certain conditions, including compliance with certain financial covenants. Our debt financing arrangements primarily consist of senior unsecured, subordinated and senior secured notes, export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures. For a summary of our debt financing arrangements, see “Description of other indebtedness.”

Joint ventures

We conduct some of our business through joint ventures. The joint venture arrangements allow us to:

●	order new aircraft in larger quantities to increase our buying power and economic leverage;

●	increase the geographical and product diversity of our portfolio;

●	obtain stable servicing revenues; and

●	diversify our exposure to the economic risks related to aircraft purchases.

AerDragon.  In May 2006, AerCap signed a joint venture agreement with China Aviation Supplies Holding Company (“CAS”) and affiliates of Crédit Agricole Corporate and Investment Bank (“CA-CIB”) establishing AerDragon with initial registered capital of $50.0 million. The registered capital of AerDragon was increased to $120.0 million in 2010, to $130.0 million in 2011, to $183.5 million in 2013 and to $223.5 million in early 2014. During 2013, the joint venture agreement was amended to include East Epoch Limited, who agreed to become a shareholder in AerDragon. As of December 31, 2013, AerDragon was 50% owned by CAS, 20.3% owned by AerCap, 20.3% owned by CA-CIB, and 9.4% owned by East Epoch Limited. AerCap provides certain aircraft- and accounting-related services to the joint venture, and acts as guarantor to the lenders of AerDragon, in respect of debt secured by the aircraft that AerDragon purchased directly from AerCap. This joint venture enhances our presence in the increasingly important Chinese market and will enhance our ability to lease our aircraft and engines throughout the entire Asia/Pacific region. On December 30, 2013, AerDragon signed a purchase agreement with Boeing for ten new B737-800 aircraft to be delivered in the years 2014 to 2016. AerDragon had 20 aircraft on lease to nine airlines as of December 31, 2013, including one acquired from AerCap during the first quarter of 2013. In addition to the aircraft on lease at December 31, 2013, AerDragon had 13 aircraft yet to be delivered, including one A330 that AerDragon contracted to purchase from AerCap.

We have reassessed our ownership and have determined that AerDragon remains a variable interest entity, for which we do not have control and are not the primary beneficiary. Accordingly, we account for our investment in AerDragon under the equity method of accounting. With the exception of debt for which we act as guarantor, the obligations of AerDragon are non-recourse to us. At December 31, 2013, our maximum exposure to losses incurred by AerDragon consisted of the carrying amount of our equity investment of approximately $47.7 million and the face value of the debt guaranteed of $15.0 million, totaling approximately $62.7 million.

AerCap Partners I.  In June 2008, AerCap Partners I Holding Limited (“AerCap Partners I”), a 50% joint venture entered into between AerCap and Deucalion Aviation Funds, acquired a portfolio of 19 aircraft from TUI Travel Group (“TUI”). The aircraft acquired were leased back to TUI for varying terms. As of December 31, 2013, six Boeing 757-200 aircraft have been sold, and 11 Boeing 737-800 and two Boeing 767-300ER remain in the portfolio. The initial aircraft portfolio was financed through a $425.7 million senior debt facility and $125.6 million of subordinated debt consisting of $62.8 million from AerCap and approximately $62.8 million from AerCap’s joint venture partner. On the applicable maturity date under the senior debt facility, which for the first tranche is April 2015 and for the second tranche was April 2012 (or earlier in the event of an AerCap insolvency), if the joint venture partners do not make additional subordinated capital available to the joint venture, AerCap can be required to purchase the aircraft from the joint venture for a price equal to the outstanding senior debt facility balance plus certain expenses and taxes related to the purchase. AerCap has also entered into agreements to provide management and marketing services to AerCap Partners I. At December 31, 2013, AerCap Partners I had $163.9 million outstanding under its senior debt facility.

The second tranche of senior debt was refinanced in April 2012, and as part of the refinancing, AerCap Partners 767 Limited (“AerCap Partners 767”) was incorporated. AerCap Partners 767 acquired two Boeing 767 aircraft with leases attached (from AerCap Partners I) which were financed through an $36.0 million senior debt facility and $30.9 million of subordinated debt consisting of $15.45 million from AerCap and $15.45 million from the joint venture partner. $30.9 million of AerCap Partners I’s subordinated debt was redeemed upon sale of the two Boeing 767 aircraft to AerCap Partners 767.

We have determined that AerCap Partners I and AerCap Partners 767 are variable interest entities for which we have control and are the primary beneficiary. As such, we have consolidated AerCap Partners I’s and AerCap Partners 767’s financial results in our consolidated financial statements.

Joint ventures with Waha.  In 2010, AerCap entered into two joint ventures with Waha, with AerCap owning 50% in AerLift Leasing Jet Ltd. (“AerLift Jet”) and 40% in AerLift Leasing Ltd. (“AerLift”). In April 2014, Waha sold its stake in AerLift to a newly-established U.S.-based aircraft leasing platform. AerLift Jet owned four CRJ aircraft, and AerLift owned eight aircraft as of December 31, 2013. We have determined that the joint ventures are variable interest entities. AerCap is the primary beneficiary of AerLift Jet. As such, we consolidate the financial results of AerLift Jet in our consolidated financial statements. We do not have control of and are not the primary beneficiary of AerLift, and accordingly, we account for our investment in AerLift under the equity method of accounting.

Other joint ventures.  In 2010, AerCap entered into two 50% joint ventures with two separate joint venture partners. The two joint ventures collectively owned six aircraft, consisting of three A330 and three A320 aircraft. On June 1, 2011, AerCap sold its 50% interest in three A330 aircraft that had been part of one of the joint ventures. We have determined that the remaining joint venture is a variable interest entity for which we have control and we are the primary beneficiary. As such, we consolidate the financial results of this joint venture in our consolidated financial statements.

As further discussed in Note 13 to AerCap’s consolidated financial statements included herein, AerCap holds equity and subordinated debt investments in Aircraft Lease Securitisation II Limited (“ALS II”) and AerFunding. ALS II and AerFunding are variable interest entities for which we have control and we are the primary beneficiary. As such, we consolidate the financial results of these entities in our consolidated financial statements.

AerCap has an economic interest in AerCo. AerCo is a variable interest entity for which we determined that we do not have control and are not the primary beneficiary and, accordingly, we do not consolidate the financial results of AerCo in our consolidated financial statements. Historically, the investment in AerCo has been written down to zero because we do not expect to realize any value from it.

AerCap also owns 42% of AerData, an integrated software solution provider for the aircraft leasing industry, which provides and manages our main corporate management system (“CMS”). AerData’s impact to our financial results is not material.

AerCap guarantees debt obligations on behalf of joint venture entities (including AerDragon) in the total amount of approximately $308.6 million as of December 31, 2013.

The effect on equity attributable to AerCap due to changes in ownership interest in subsidiaries was nil in the years ended December 31, 2011, 2012 and 2013.

Relationship with Airbus and Boeing and other manufacturer relationships

We are the largest customer of Airbus and the largest lessor customer of Boeing measured by deliveries of aircraft through 2013. We also recently finalized our first aircraft order from Embraer. We believe we are one of the largest purchasers of engines from each of CFM International, GE Aviation, International Aero Engines, Pratt & Whitney and Rolls-Royce. These extensive manufacturer relationships and the scale of our business enable us to place large orders with favorable terms and conditions, including pricing and delivery terms, and have allowed us to become the largest lessor purchaser of next generation aircraft, including the Airbus A320neo family aircraft, Boeing 787 and Embraer E-Jets E2 aircraft. Our independence from airframe and engine manufacturers allows us to focus on providing the best products with the most market appeal regardless of manufacturer. In addition, we believe our strategic relationships with manufacturers and market knowledge allow us to influence new aircraft designs, which gives us increased confidence in our airframe and engine selections. As of March 31, 2014, we have an order book comprising 192 Airbus aircraft, 121 Boeing aircraft and 50 Embraer aircraft. AerCap maintains a wide ranging dialogue with both manufacturers seeking mutually beneficial opportunities, including additional large orders, purchasing selective new aircraft on short notice, and facilitating manufacturer targets by purchasing used aircraft from airlines seeking to renew their fleets.

Aircraft services

We provide aircraft asset management and corporate services to securitization vehicles, joint ventures and other third parties. We categorize our aircraft services into aircraft asset management, administrative services and cash management services. Since we have an established operating system to provide these services to manage our own aircraft assets, the incremental cost of providing aircraft management services to securitization vehicles, joint ventures and third parties is limited. Our primary aircraft asset management activities are:

●	remarketing aircraft;

●	collecting rental and maintenance payments, monitoring aircraft maintenance, monitoring and enforcing contract compliance and accepting delivery and redelivery of aircraft;

●	conducting ongoing lessee financial performance reviews;

●	periodically inspecting the leased aircraft;

●	coordinating technical modifications to aircraft to meet new lessee requirements;

●	conducting restructuring negotiations in connection with lease defaults;

●	repossessing aircraft;

●	arranging and monitoring insurance coverage;

●	registering and de-registering aircraft;

●	arranging for aircraft and aircraft engine valuations; and

●	providing market research.

We charge fees for our aircraft management services based primarily on a mixture of fixed retainer amounts, but we also receive performance based fees related to the managed aircrafts’ lease revenues or sale proceeds, or specific upside sharing arrangements.

We provide cash management and administrative services to securitization vehicles and joint ventures. Cash management services consist of treasury services such as the financing, refinancing, hedging and on-going cash management of these vehicles. Our administrative services consist primarily of accounting and secretarial services, including the preparation of budgets and financial statements, and liaising with, in the case of securitization vehicles, the rating agencies.

Engine, parts and supply chain solutions

Through our wholly-owned subsidiary, AeroTurbine, we provide engine leasing; certified aircraft engines, airframes, and engine parts; and supply chain solutions, and we possess the capabilities to disassemble aircraft and engines into parts. These capabilities allow us to maximize the value of our aircraft and engines across their complete life cycle and offer an integrated value proposition to our airline customers as they transition out aging aircraft. AeroTurbine seeks to purchase engines for which there is high market demand, or for which it believes demand will increase in the future, and opportunistically sells and exchanges those engines. AeroTurbine has market insight and recurring customer relationships, which are strengths that can be leveraged for growth in the engine and parts business.

AeroTurbine also sells airframe parts primarily to airlines, maintenance, repair and overhaul service providers, and aircraft parts distributors. Airframe parts comprise a broad range of aircraft sub-component groups, including avionics, hydraulic and pneumatic systems, auxiliary power units, landing gear, interiors, flight control surfaces, windows and panels. The aircraft disassembly operations are focused on the strategic acquisition of used aircraft with engines that AeroTurbine believes will have high demand in the secondary market. AeroTurbine also provides maintenance, repair and overhaul services for select customers in North America.

AeroTurbine further maximizes the value of our aircraft by providing us with part-out and engine leasing capabilities. Over time, the combined value of an aircraft’s engines and other parts will often exceed the value of the aircraft as a whole operating asset, at which time the aircraft may be retired from service. Traditional aircraft lessors and airlines often retire their aircraft by selling or consigning them to companies that specialize in aircraft and engine disassembly. AeroTurbine allows us to integrate this revenue source into our business model and allows us to avoid paying a third party for this service. Disassembling an aircraft and selling its parts directly allows us to increase the value of our aircraft and engine assets by putting each subcomponent (engines, airframes and related parts) to its most profitable use (sale, lease or disassembly for parts sales). In addition, this capability provides us with an advantage over our non-integrated competitors by providing us with a critical source of replacement engines and parts to support the maintenance of our aircraft and engine portfolios.

Additionally, we can provide a differentiated fleet management product and service offering to our airline customers by providing them with an integrated value proposition as they transition out aging aircraft. The integrated value proposition we are able to offer is being increasingly sought by our customers around the world and should enhance our competitiveness on both the placement of new and existing aircraft as well as the trading of aircraft in the secondary markets.

Competition

The aircraft leasing and sales business is highly competitive. We face competition from aircraft manufacturers, financial institutions, other leasing companies, aircraft brokers and airlines. Competition for a leasing transaction is based on a number of factors, including delivery dates, lease rates, term of lease, other lease provisions, aircraft condition and the availability in the marketplace of the types of aircraft that can meet the needs of the customer. As a result of our geographical reach, diverse aircraft portfolio and success in remarketing our aircraft, we believe we are a strong competitor in all of these areas. Our primary competitor is GE Capital Aviation Services (“GECAS”).

Employees

We operate in a capital intensive, rather than a labor intensive, business. As of December 31, 2013, we had approximately 795 employees, including the 324 employees of AeroTurbine.

None of our employees is covered by a collective bargaining agreement, and we believe that we maintain excellent employee relations. Although under Netherlands law we may be required to have a works council for our operations in the Netherlands, our employees have not elected to date to organize a works council. A works council is an employee organization that is granted certain statutory rights to be involved in certain of the company’s decision making processes. The exercise of such rights, however, must take into account the interests of the company and its shareholders.

Insurance

Our lessees are required under our leases to bear responsibility, through an operational indemnity subject to customary exclusions, and to carry insurance for any liabilities arising out of the operation of our aircraft or engines, including any liabilities for death or injury to persons and damage to property that ordinarily would attach to the operator of the aircraft. In addition, our lessees are required to carry other types of insurance that are customary in the air transportation industry, including hull all risks insurance for both the aircraft and each engine whether or not installed on our aircraft, hull war risks insurance covering risks such as hijacking, terrorism, confiscation, expropriation, nationalization and seizure (in each case at a value stipulated in the relevant lease which typically exceeds the net book value by 10%, subject to adjustment in certain circumstances) and aircraft spares insurance and aircraft third party liability insurance, in each case subject to customary deductibles. We are named as an additional insured on liability insurance policies carried by our lessees, and we or our lenders are designated as a loss payee in the event of a total loss of the aircraft or engine. We monitor the compliance by our lessees with the insurance provisions of our leases by securing confirmation of coverage from the insurance brokers. We also purchase insurance which provides us with coverage when our aircraft or engines are not subject to a lease or where a lessee’s policy lapses for any reason. In addition, we carry customary insurance for our property. Insurance experts advise and make recommendations to us as to the appropriate amount of insurance coverage that we should obtain.

Regulation

While the air transportation industry is highly regulated, since we do not operate aircraft, we generally are not directly subject to most of these regulations. Our lessees are subject, however, to extensive regulation under the laws of the jurisdiction in which they are registered and in which they operate. These regulations, among other things, govern the registration, operation and maintenance of our aircraft and engines. Most of our aircraft are registered in the jurisdiction in which the lessee of the aircraft is certified as an air operator. Both our aircraft and engines are subject to the airworthiness and other standards imposed by our lessees’ jurisdictions of operation. Laws affecting the airworthiness of aviation assets are generally designed to ensure that all aircraft, engines and related equipment are continuously maintained in proper condition to enable safe operation of the aircraft. Most countries’ aviation laws require aircraft and engines to be maintained under an approved maintenance program having defined procedures and intervals for inspection, maintenance and repair.

In addition, under our leases, we may be required in some instances to obtain specific licenses, consents or approvals for different aspects of the leases. These required items include consents from governmental or regulatory authorities for certain payments under the leases and for the import, re-export or deregistration of the aircraft and engines. Also, to perform some of our cash management services and insurance services from Ireland under our management arrangements with our joint ventures and securitization entities, we are required to have a license from the Irish regulatory authorities, which we have obtained.

LEGAL PROCEEDINGS

AerCap

In the ordinary course of its business, AerCap is party to various legal actions, which we believe are incidental to the operation of its business. We believe that the outcome of the proceedings to which AerCap is currently a party will not have a material adverse effect on our financial position, results of operations and cash flows.

VASP litigation

AerCap leased 13 aircraft and three spare engines to Viação Aerea de São Paulo (“VASP”), a Brazilian airline. In 1992, VASP defaulted on its lease obligations and AerCap commenced litigation against VASP to repossess its equipment. In 1992, AerCap obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines from VASP. AerCap repossessed and exported the aircraft and engines in 1992. VASP appealed this decision. In 1996, the High Court of the State of Sao Paulo ruled in favor of VASP on its appeal. AerCap was instructed to return the aircraft and engines to VASP for lease under the terms of the original lease agreements. The High Court also granted VASP the right to seek damages in lieu of the return of the aircraft and engines. Since 1996 AerCap has defended this case in the Brazilian courts through various motions and appeals. On March 1, 2006, the Superior Tribunal of Justice (the “STJ”) dismissed AerCap’s then-pending appeal and on April 5, 2006 a special panel of the STJ confirmed this decision. On May 15, 2006, AerCap filed an extraordinary appeal with the Federal Supreme Court. In September 2009, the Federal Supreme Court requested an opinion on AerCap’s appeal from the office of the Attorney General. This opinion was provided in October 2009. The Attorney General recommended that AerCap’s extraordinary appeal be accepted for trial and that the case be subject to a new judgment before the STJ. The Federal Supreme Court is not bound by the opinion of the Attorney General. AerCap’s external legal counsel informed us, however, that it would be normal practice to take such an opinion into consideration. We cannot be certain whether the Federal Supreme Court will rule in accordance with the Attorney General opinion or, if it did, what the outcome of the judgment of the STJ would be.

On February 23, 2006, VASP commenced a procedure to calculate its alleged damages and since then both AerCap and VASP have appointed experts to assist the court in calculating damages. AerCap’s external legal counsel has advised AerCap that, even if VASP prevails on the issue of liability, they do not believe that VASP will be able to demonstrate any damages. AerCap continues to actively pursue all courses of action that may be available to it and intends to defend its position vigorously.

In July 2006, AerCap brought a claim for damages against VASP in the English courts, seeking damages incurred by AerCap as a result of VASP’s default under seven leases that were governed by English law. VASP was served with process in Brazil in October 2007 and in response filed an application challenging the jurisdiction of the English court, which AerCap opposed. VASP also applied to the court to adjourn the hearing on its jurisdictional challenge pending the sale of some of its assets in Brazil. AerCap opposed this application and by an order dated March 6, 2008 the English court dismissed VASP’s applications.

In September 2008, the bankruptcy court in Brazil ordered the bankruptcy of VASP. VASP appealed this decision. In December 2008, AerCap filed with the English court an application for default judgment, seeking damages plus accrued interest pursuant to seven lease agreements. On March 16, 2009, AerCap obtained a default judgment in which AerCap was awarded approximately $40.0 million in damages plus accrued interest. AerCap subsequently applied to the STJ for an order ratifying the English judgment, so that it might be enforced in Brazil. The STJ granted AerCap’s application and entered an order ratifying the English judgment. VASP appealed that order; however, the order is fully effective pending a resolution of VASP’s appeal of the order ratifying the English judgment.

On November 6, 2012, the STJ ruled in favor of VASP on its appeal from the order placing it in bankruptcy. Acting alone, the reporting justice of the appellate panel ordered the bankruptcy revoked and the matter converted to a judicial reorganization. Several creditors of VASP appealed that ruling to the full panel of the STJ. On December 17, 2012, the Special Court of the STJ denied VASP’s appeal. The decision was published on February 1, 2013. On February 25, 2013, the lapse of time (res judicata) was certified.

In addition to its claim in the English courts, AerCap has also brought an action against VASP in the Irish courts to recover damages incurred as a result of VASP’s default under nine leases governed by Irish law. The Irish courts granted an order for service of process, and although VASP opposed service in Brazil, the STJ ruled that service of process had been properly completed. After some additional delay due to procedural issues related to VASP’s bankruptcy, the Irish action is now going forward.

Our management, based on the advice of external legal counsel, does not believe the outcome of this case will have a material effect on our consolidated financial condition, results of operations or cash flows.

Transbrasil litigation

In the early 1990’s, two AerCap-related companies (the “AerCap Lessors”) leased an aircraft and two engines to Transbrasil S/A Linhas Areas (“Transbrasil”), a now-defunct Brazilian airline. By 1998, Transbrasil had defaulted on various obligations under its leases with AerCap, along with other leases it had entered into with General Electric Capital Corporation (“GECC”) and certain of its affiliates (and collectively with GECC, the “GE Lessors”). GECAS was the servicer for all these leases at the time. Subsequently, Transbrasil issued promissory notes (the “Transbrasil Notes”) to the AerCap lessors and GE Lessors (collectively, the “Lessors”) in connection with restructurings of the leases. Transbrasil defaulted on the Transbrasil Notes and GECC brought an enforcement action on behalf of the Lessors in 2001. Concurrently, GECC filed an action for the involuntary bankruptcy of Transbrasil.

Transbrasil brought a lawsuit against the Lessors in February 2001, claiming that the Transbrasil Notes had in fact been paid at the time GECC brought the enforcement action. In 2007, the trial judge ruled in favor of Transbrasil. That decision was appealed. In April 2010, the appellate court published a judgment (the “2010 Judgment”) rejecting the Lessors’ appeal, ordering them to pay Transbrasil statutory penalties equal to double the face amount of the Transbrasil Notes (plus interest and monetary adjustments), and awarding Transbrasil damages for any losses incurred as a result of the attempts to collect on the Transbrasil Notes. The 2010 Judgment provided that the amount of such losses would be calculated in separate proceedings in the trial court (the “Indemnity Claim”). In June 2010, the AerCap Lessors and GE Lessors separately filed special appeals before the STJ in Brazil. These special appeals were subsequently admitted for hearing.

In July 2011, Transbrasil brought three actions for provisional enforcement of the 2010 Judgment (the “Provisional Enforcement Actions”): one to enforce the award of statutory penalties; a second to recover attorneys’ fees related to that award and a third to enforce the Indemnity Claim. Transbrasil submitted its alleged calculation of statutory penalties, which, according to Transbrasil, amounted to approximately $210 million in the aggregate against all defendants, including interest and monetary adjustments. AerCap and its co- defendants opposed provisional enforcement of the 2010 judgment, arguing, among other things, that Transbrasil’s calculations were greatly exaggerated.

Transbrasil also initiated proceedings to determine the amount of its alleged Indemnity Claim. The court appointed an expert to determine the measure of damages and the defendants appointed an assistant expert. We believe we have strong arguments to convince the expert and the court that Transbrasil suffered no damage as a result of the defendants’ attempts to collect on the Transbrasil Notes.

In February 2012, AerCap brought a civil complaint against GECAS and GECC in the State of New York (the “New York Action”), alleging, among other things, that GECAS and GECC had violated certain duties to AerCap in connection with their attempts to enforce the Transbrasil Notes and the defense of Transbrasil’s lawsuit. In November 2012, AerCap, GECAS, and the GE Lessors entered into a settlement agreement resolving all of the claims raised in the New York Action. The terms of the settlement agreement are confidential.

In October 2013, the STJ granted the special appeals filed by GECAS and its related parties, effectively reversing the 2010 Judgment in most respects as to all of the Lessors. Transbrasil has appealed this ruling to another panel of the STJ.

Our management, based on the facts and the advice of external legal counsel, does not believe the outcome of this case will have a material effect on our consolidated financial condition, results of operations or cash flows.

ILFC

ILFC is a party to various claims and litigation matters arising in the ordinary course of its business. We do not believe that the outcome of these matters, individually or in the aggregate, will be material to our consolidated financial condition, results of operations or cash flows.

Yemen Airways-Yemenia.  ILFC is named in a lawsuit in connection with the 2009 crash of an Airbus A310-300 aircraft owned by ILFC and on lease to Yemen Airways-Yemenia, a Yemeni carrier. The plaintiffs are families of deceased occupants of the flight and seek unspecified damages for wrongful death, costs, and fees. The operative litigation commenced in January 2011 and is pending in the United States District Court for the Central District of California. On February 18, 2014, the district court granted summary judgment in ILFC’s favor and dismissed all of plaintiffs’ remaining claims. Plaintiffs have appealed the judgment, but ILFC believes that it has substantial defenses on the merits and that it is adequately covered by available liability insurance. We do not believe that the outcome of the Yemenia lawsuit will have a material effect on our consolidated financial condition, results of operations or cash flows.

Air Lease.  On April 24, 2012, ILFC and AIG filed a lawsuit in the Los Angeles Superior Court against ILFC’s former CEO, Steven Udvar Hazy, Mr. Hazy’s current company, Air Lease Corporation (“ALC”), and a number of ALC’s officers and employees who were formerly employed by ILFC. The lawsuit alleges that Mr. Hazy and the former officers and employees, while employed at ILFC, diverted corporate opportunities from ILFC, misappropriated ILFC’s trade secrets and other proprietary information, and committed other breaches of their fiduciary duties, all at the behest of ALC. The complaint seeks monetary damages and injunctive relief for breaches of fiduciary duty, misappropriation of trade secrets, unfair competition, and various other violations of state law.

On August 15, 2013, ALC filed a cross-complaint against ILFC and AIG. Relevant to ILFC, ALC’s cross-complaint alleges that ILFC entered into, and later breached, an agreement to sell aircraft to ALC. Based on these allegations, the cross-complaint asserts a claim against ILFC for breach of contract. The cross-complaint seeks significant compensatory and punitive damages. ILFC believes it has substantial defenses on the merits and will vigorously defend itself against ALC’s claim.

On April 23, 2014, ILFC filed an amended complaint adding as a defendant Leonard Green & Partners, L.P. The complaint adds claims against Leonard Green & Partners, L.P. for aiding and abetting the individual defendants’ breaches of their fiduciary duties and duty of loyalty to ILFC and for unfair competition.